Correspondence

OpGen, Inc.

9717 Key West Avenue, Suite 100

Rockville, MD 20850

August 17, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Jeffrey Gabor

Re:	OpGen, Inc. Registration Statement on Form S-3 File Number 333-258646

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the “Company”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:00 p.m. on August 19, 2021, or as soon thereafter as is practicable.

Please direct any questions regarding the foregoing to the undersigned at (240) 813-1260 or to Peter Jaslow at (215) 864-8737.

Sincerely, /s/ Oliver Schacht Oliver Schacht, PhD Chief Executive Officer OpGen, Inc.

cc:	Peter Jaslow, Esq.